FOURTH AMENDMENT

FOURTH AMENDMENT, dated as of November 3, 2009 (this "Amendment"), to the Credit Agreement, dated as of December 23, 2008 (as amended by the First Amendment, dated as of February 2, 2009, the Second Amendment, dated as of February 11, 2009, the Third Amendment, dated as of March 25, 2009, and as further amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Precision Drilling Trust, an Alberta unincorporated open-ended investment trust ("Holdings"), Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta (the "Borrower"), the Lenders party thereto, the Co-Documentation Agents and Syndication Agent named therein and Royal Bank of Canada, as administrative agent (in such capacity, the "Administrative Agent").

WITNESSETH:

WHEREAS, Section 11.1 of the Credit Agreement permits Holdings, the Borrower and the Required Amendment Lenders to enter into certain written amendments, supplements or modifications to the Credit Agreement; and

WHEREAS, Holdings, the Borrower and the Required Amendment Lenders have agreed to so amend the Credit Agreement as described herein.

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the parties hereto agree as follows:

SECTION 1. Definitions. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

SECTION 2. Amendment of the Credit Agreement. The Credit Agreement is hereby amended, effective as of the Fourth Amendment Effective Date (as defined below), as follows:

2.1. Amendments to Section 1.1. Section 1.1 of the Credit Agreement is hereby amended as follows:

(a) by inserting the following new definitions in appropriate alphabetical order:

"Fourth Amendment Effective Date": as defined in the Fourth Amendment to this Agreement, dated as of November 3, 2009, among Holdings, the Borrower and the Lenders and other parties party thereto.

"Q4 2009 Prepayments": optional prepayments of the Term Loans made by the Borrower during its fourth fiscal quarter of 2009.

(b) by deleting the definition of "Consolidated Total Debt" in its entirety and substituting in lieu thereof the following definition:

""Consolidated Total Debt": at any date, without duplication, (a) the aggregate principal amount of all Indebtedness (other than (i) Indebtedness in respect of the face amount, up to $125,000,000, of any undrawn letters of credit posted in favor of the Canada Revenue Agency or any other appropriate Governmental Authority to secure the Contingent Tax Liabilities, so long as Holdings, the Borrower or any of their Subsidiaries is currently contesting the Contingent Tax Liabilities in good faith, (ii) Indebtedness specified in clause (j) of the definition thereof and (iii) Indebtedness permitted under Section 8.2(g) to the extent cash in respect of the repurchase, redemption, conversion or settlement of the Existing Convertible Securities has been and remains on deposit with the trustee thereof) of Holdings and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP, minus (b) the amount, up to $50,000,000, of cash pledged to cash collateralize Term Loans, Letters of Credit and/or Swingline Loans pursuant to Sections 2.13(b), 2.13(d), 2.27(a), 3.8 and 4.8 to the extent that (i) such cash has been subject to a perfected first priority Lien in favor of the Administrative Agent for the benefit of the Lenders for at least 90 days and (ii) during the time such cash is so pledged no Group Member controls or is permitted access to such cash; provided, that no amounts shall be subtracted pursuant to this clause (b) unless at least $25,000,000 of cash is so pledged."

(c) by amending the definition of "Excess Cash Flow" by deleting clause (b)(iii) thereof in its entirety and substituting in lieu thereof the following new clause (b)(iii):

"(iii) the aggregate amount of all prepayments of Revolving Loans and Swingline Loans during such fiscal year to the extent accompanying permanent optional reductions of the Revolving Commitments and all optional prepayments of the Term Loans during such fiscal year (other than any Q4 2009 Prepayments),"

2.2. Amendment to Section 2.13(c). Section 2.13(c) of the Credit Agreement is hereby amended by deleting the first sentence and substituting in lieu thereof the following:

"If, for any fiscal year of the Borrower commencing with the fiscal year ending December 31, 2009, there shall be Excess Cash Flow, the Borrower shall, on the relevant Excess Cash Flow Application Date, apply toward the prepayment of the Term Loans as set forth in Section 2.13(e) an amount equal to the ECF Percentage times such Excess Cash Flow, minus, in the case of any Excess Cash Flow payment to be made with respect to the fiscal year ending December 31, 2010 only, the aggregate principal amount of any Q4 2009 Prepayments."

SECTION 3. Effectiveness. This Amendment shall become effective as of the date (the "Fourth Amendment Effective Date") on which the Administrative Agent (or its counsel) shall have received duly executed and completed counterparts hereof (in the form provided and specified by the Administrative Agent) that, when taken together, bear the signatures of (x) Holdings, (y) the Borrower and (z) the Required Amendment Lenders.

SECTION 4. Effect of Amendment.

4.1. Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.

4.2. On and after the Fourth Amendment Effective Date, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein", or words of like import, and each reference to the Credit Agreement in any other Loan Document shall be deemed a reference to the Credit Agreement as amended hereby. This Amendment shall constitute a "Loan Document" for all purposes of the Credit Agreement and the other Loan Documents.

SECTION 5. General.

5.1. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

5.2. Costs and Expenses. The Borrower agrees to reimburse the Administrative Agent for its reasonable out-of-pocket costs and expenses in connection with this Amendment, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent.

5.3. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of any executed counterpart of a signature page of this Amendment by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.

5.4. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

PRECISION DRILLING TRUST, by its Administrator, PRECISION DRILLING CORPORATION

By: ______________________________
Name: DOUG STRONG
Title: CHIEF FINANCIAL OFFICER

PRECISION DRILLING CORPORATION

By: ______________________________
Name: DOUG STRONG
Title: CHIEF FINANCIAL OFFICER

ROYAL BANK OF CANADA, as Administrative Agent

By: Yvonne Brazier
Name: Yvonne Brazier
Title: Manager, Agency

NOTE: The signature pages for the Required Amendment Lenders have been excluded from the agreement.